UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

  Under The Securities Exchange Act of 1934

Stemcell Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

N/A

(CUSIP Number)

Takaaki Matsuoka Stemcell Holdings, Inc. C/O Omotesando Helene Clinic, 3-18-17-6F, Minamiaoyama Minato-ku, Tokyo, 107-0062, Japan Telephone: +81-3-6432-9977

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 2, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person or entity has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.   |_|

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Primavera Singa Pte Ltd

Address: 60 Paya Lebar Rd #09-25, Paya Lebar Square 409051, Singapore

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	|_|
	(b)	|_|

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
17,299,533
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
17,299,533
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON OR ENTITY

                                            17,299,533

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              86.5%

(14)	TYPE OF REPORTING PERSON/ENTITY

                                            COMPANY

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001 per share, of Stemcell Holdings, Inc., a Delaware corporation, with its principal place of business located at C/O Omotesando Helene Clinic, 3-18-17-6F, Minamiaoyama, Minato-ku, Tokyo, 107-0062, Japan.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Takaaki Matsuoka whom represents the shareholder herein, Primavera Singa Pte Ltd, hereinafter sometimes referred to as the “Reporting Entity” or “Reporting Entity.” Primavera Singa Pte Ltd has an address located at 60 Paya Lebar Rd #09-25, Paya Lebar Square 409051, Singapore.

Primavera Singa Pte Ltd is controlled entirely by Shiho Matsuoka. Ms. Shiho Matsuoka is the wife of Takaaki Matsuoko, our now previous controlling shareholder, and current sole Officer and Director.

During the past ten years, the Reporting Person (including its control party) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Entity has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last ten years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 2, 2016, the Reporting Entity and Takaaki Matsuoka entered into a Stock Purchase Agreement, pursuant to which Reporting Entity purchased 17,299,533 shares of common stock of the Issuer in consideration of JPY 3,000.000 ($26,549).

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for a change in control of the Issuer, based on a private sale of 17,299,553 shares of common stock held by Takaaki Matsuoka to Primavera Singa Pte Ltd. The transaction closed on May 2, 2016.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Primavera Singa Pte Ltd beneficially owns 17,299,553 shares of the Issuers Common Stock.

Primavera Singa Pte Ltd is controlled entirely by Shiho Matsuoka. Ms. Shiho Matsuoka is the wife of Takaaki Matsuoko, our now previous controlling shareholder, and current sole Officer and Director.

Shiho Matsuoka is deemed to be the indirect beneficial shareholder.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Date: May 6, 2016

/s/ Takaaki Matsuoka
Takaaki Matsuoka